Exhibit 99.1

ReneSola and Aberdeen Standard Investments Announce

the Acquisition of a 55MW Portfolio of Solar Assets in Poland

Shanghai, China, Oct 4, 2019 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, and Aberdeen Standard Investments (“ASI”), a leading global asset manager, today announced that ASI acquired 100% stake in a 55 MW portfolio of ground-mounted solar farms developed by Renesola.

The portfolio consists of 34 state-of-the-art individual projects with a total installed capacity of 55MW. All of the projects have been awarded a 15-year contract-for-difference (“CFD”) support mechanism, ensuring stability of electricity pricing for the projects. The portfolio of these solar projects is entirely located in Poland, mostly in the southwestern portion and at the center of the country.

Mr. Dominic Helmsley, Head of Economic Infrastructure at Aberdeen Standard Investments, commented, "This acquisition marks our fourth investment in the Polish renewable infrastructure market, as we continue to execute on our strategy to acquire and manage premium infrastructure assets in Europe. We are thrilled to play an active role in the development of renewable energy in Poland, in particular the solar PV sector, which is underpinned by a supportive regulatory framework. Renesola and Aberdeen Standard Investments have worked together to complete a transaction that benefits all parties, and we look forward to expanding our cooperation in the future."

Ms. Shelley Xu, Chief Executive Officer of ReneSola, commented, "This transaction once again validates our ability to develop and monetize solar projects across the different geographies we serve. Our European team, under the management of our CEO of the European Region, Mr. Josef Kastner, has established Poland as a key market for us, and positioned ReneSola as one of the largest project developers in the country. With the completion of this transaction, we have demonstrated our strong execution in project development and our ability to realize profits from the sale of our projects, enabling us to generate cash flow and further strengthen our balance sheet. We are very excited to partner with Aberdeen Standard Investments, and look forward to building a solid relationship with the team over the long-term."

The acquisition of Renesola’s projects is ASI’s fourth renewable infrastructure investment in Poland. ASI’s Economic Infrastructure programme focuses on investing in core infrastructure assets in Europe, and already holds ten other assets, including: (i) a gas distribution business in Finland; (ii) a portfolio of hydro-electric plants in Norway; (iii) three rolling stock assets in the UK; (iv) a stake in an offshore gas transmission pipeline in the Netherlands; (v) stakes in two district heating businesses in Finland; and (vi) refined hydrocarbon storage assets in Germany and the UK.

About Aberdeen Standard Investments

•	Aberdeen Standard Investments is a global asset manager dedicated to creating long-term value for our clients, and is a brand of the investment businesses of Aberdeen Asset Management and Standard Life Investments. With over 1,000 investment professionals, we manage £525.7 billion* of assets worldwide. We have clients in 80 countries supported by 50 relationship offices. This ensures we are close to our clients and the markets in which we invest. (*as of 30 June 2019)
•	We are high-conviction, long-term investors who believe teamwork and collaboration are the key to delivering repeatable, superior investment performance.
•	Standard Life Aberdeen plc is headquartered in Scotland. It has around 1.2 million shareholders and is listed on the London Stock Exchange.
•	You can access the Aberdeen Standard Investments media centre here: https://www.aberdeenstandard.com/news-and-media

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

For Aberdeen Standard Investments

James Thorneley, Global Head of Media Relations

Tel: +44 (0) 20 7463 6323

For ReneSola

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com